

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 27, 2009

Mr. Stephen T. Berman
President
China Wi-Max Communications, Inc.
1905 Sherman Street, Suite 335
Denver, CO 80203

> **Re: China Wi-Max Communications, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 14, 2009, as amended October 6, 2009 and October 26, 2009**
> **File No. 000-53268**

Dear Mr. Berman:

    We have completed our review of your preliminary information statement and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director